UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___2____)*

NORD RESOURCES CORPORATION

________________________________________________________________________________

(Name of Issuer)

COMMON SHARES

________________________________________________________________________________

(Title of Class of Securities)

655555100

______________________________________

(CUSIP Number)

Herbert I. Ono, Esq.
Lang Michener LLP
1500 Royal Centre
1055 West Georgia Street
P.O. Box 11117
Vancouver, B.C.
Canada V6E 4N7

(604) 689-9111

________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2000

________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655555100

1.       Names of Reporting Persons    Stephen Seymour

          I.R.S. Identification Nos. of above persons (entities only).

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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

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3.       SEC Use Only:

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4.       Source of Funds (See Instruction):     PF

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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

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6.       Citizenship or Place of Organization:  United States of America

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Number of Shares Beneficially by Owned by Each Reporting Person With:

7.       Sole Voting Power:                  4,802,607(1)

8.       Shared Voting Power:             NOT APPLICABLE

9.       Sole Dispositive Power:          4,802,607(1)

10.     Shared Dispositive Power:     NOT APPLICABLE

11.     Aggregate Amount Beneficially Owned by the Reporting Person:     4,802,607(1)

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐

          NOT APPLICABLE

13.     Percent of Class Represented by Amount in Row (11):       14.93% (2)

14.     Type of Reporting Person (See Instructions)          IN

Notes:
(1)

This number is comprised of: (a) 1,155,600 common shares of the Issuer held by Stephen Seymour; (b) 1,575,000 common shares that are held by Stephen Seymour as co-trustee of a trust; (c) 320,757 common shares that are held by Stephen Seymour and his wife as joint tenants with the right of survivorship; (d) 1,130,000 common shares that may be acquired by Stephen Seymour pursuant to share purchase warrants exercisable at a price of $0.25 per share (the "Warrants"), 50,000 of which expire on June 21, 2008, 50,000 of which expire

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on June 29, 2008, 450,000 of which expire on July 8, 2008, 200,000 of which expire on August 1, 2008, 100,000 of which expire on September 22, 2008, 30,000 of which expire on October 5, 2008, 20,000 of which expire on October 11, 2008, and 230,000 of which expire on October 20, 2008; (e) 250,000 common shares that may be acquired by Stephen Seymour upon exercise of 250,000 stock options at an exercise price of $0.02 per share until October 20, 2008 (the "Options"); and (f) 371,250 common shares issuable upon conversion of outstanding principal and accrued interest to December 31, 2005 under a convertible promissory note with a face value of $66,000, bearing interest at a rate of 10% per annum, and convertible at a conversion price of $0.20 per share (the "Note"). This number does not include 36,300 shares owned by Stephen Seymour's wife, in which he disclaims beneficial ownership.

(2)

This percentage is based upon 30,418,347 common shares issued and outstanding as of December 31, 2005 and assumes the additional issuance of 1,751,250 shares upon exercise of the Options and Warrants and conversion of the Note, as disclosed in note (1) above.

CUSIP No. 655555100

This statement on Schedule 13D amends and supplements the statements on Schedule 13D filed by Stephen Seymour pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, on May 11, 2000 and October 11, 2000.

ITEM 1.          SECURITY AND ISSUER.

The statement relates to common shares without par value in the capital of Nord Resources Corporation (the "Issuer"), a corporation incorporated in the State of Delaware, United States. The principal executive offices of the Issuer are located at 3048 N. Seven Dash Road, Dragoon, Arizona U.S.A. 85609-0384.

ITEM 2.           IDENTITY AND BACKGROUND

A.        Name of Person filing this Statement:

This statement is filed by Stephen Seymour (sometimes referred to herein as the "Reporting Person").

B.        Residence or Business Address:

2201 Old Court Road
Baltimore, MD 21208

C.        Present Principal Occupation and Employment:

Stephen Seymour is an investor and a director of the Issuer.

D.        Criminal Proceedings:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.        Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.        Citizenship:

The Reporting Person is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Subsequent to the filing of the Reporting Person's initial statement on Schedule 13D dated May 11, 2000, and Amendment No. 1 thereto dated October 11, 2000, the Reporting Person has acquired additional securities of the Issuer, in the following transactions. Except as described below, the

CUSIP No. 655555100

Reporting Person has paid for the securities in cash, or advanced loans to the Issuer, out of his personal funds.

  On November 7, 2000, Mr. Seymour purchased 1,895,000 units at a price of $0.16 per unit, for a total purchase price of $303,200. Each unit was comprised of one common share and one share purchase warrant. The warrants expired unexercised. Of the 1,895,000 units acquired, 1,575,000 were acquired by the Reporting Person as co-trustee of a trust, and 320,000 were acquired by Mr. Seymour together with his wife as joint tenants with the right of survivorship.

  In August 2004, Mr. Seymour advanced $66,000 to the Issuer. This loan is evidenced by an unsecured convertible promissory note dated August 30, 2004, referred to herein as the Note, which bears interest at 10% per annum and has been extended to mature on the earlier of May 8, 2006 or one week after the closing of an equity offering in which the Issuer raises in excess of $25 million. The principal amount of this loan (and at the Issuer's option, the accrued interest thereon), may be converted upon maturity into common stock at the conversion price of $0.20 per share. As of December 31, 2005, principal and accrued interest under the Note is convertible into 371,250 common shares of the Issuer.

  On June 21, 2005 the Issuer entered into a $600,000 revolving line of credit agreement with Mr. Seymour and Ronald Hirsch, the Chairman and Chief Executive Officer of the Issuer. Mr. Seymour has funded $282,500 (50%) of the $565,000 in principal outstanding under this facility. The revolving line of credit bears interest at 6.0% per annum and matured on December 31, 2005. In consideration for extending the revolving line of credit facility to the Issuer, Mr. Seymour was issued four common shares and four share purchase warrants for every dollar drawn down under the facility. As a result, Mr. Seymour acquired a total of 1,130,000 common shares of the Issuer and 1,130,000 warrants, each entitling him to purchase one additional common share of the Issuer at an exercise price of $0.25 for a period of three years. The revolving line of credit is secured by a subordinated security interest the Issuer's property.

ITEM 4.          PURPOSE OF TRANSACTION

The Reporting Person is a director of the Issuer. He was one of the named plaintiffs in a shareholders' derivative case filed against the Issuer and some of its directors and officers in April, 2000. The action alleged breach of fiduciary duties, fraud, deceit, and unfair trade practices. A settlement was subsequently negotiated and approved by the United States District Court in September 2000. The Reporting Person has continued to be involved in the Issuer's turn-around efforts, and in October 2003 became a director of the Issuer.

The board of directors of the Issuer may from time to time award stock options and/or other forms of stock-based compensation or incentives to the Reporting Person in his capacity as a director of the Issuer.

As indicated in the Issuer's annual report on Form 10-KSB for the year ended December 31, 2004, the Issuer is seeking financing to facilitate the reactivation of the Issuer's Johnson Camp Mine, a copper mine and production facility currently on care and maintenance status in Arizona. If the Issuer proceeds with a financing by way of an offering of equity securities - the availability of which cannot be assured - it may be forced to effect a reverse split (consolidation) of its

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issued and outstanding shares of common stock, and/or an increase in its authorized share capital. The Issuer's management also plans to nominate three persons for election as independent directors at its next annual meeting of shareholders.

Other than as set forth above, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

    the acquisition by any person of additional securities of the Issuer (except by way of exercise of the Options, conversion of the Debenture, or the exercise of any Warrants that may be issued upon conversion of the Debenture), or the disposition of securities of the Issuer;

    any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    any material change in the present capitalization or dividend policy of the Issuer;

    any other material change in the Issuer's business or corporate structure;

    changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

    the delisting of the Issuer's shares from the TSX Venture Exchange;

    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; or

    any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
A.

Beneficial Ownership. The Reporting Person is the beneficial owner of 4,802,607 common shares of the Issuer, representing approximately 14.93% of the Issuer's common shares (based upon 30,418,347 common shares of the Issuer outstanding at December 31, 2005, and assuming the issuance of an additional 1,751,250 shares in connection with the exercise of the Options and the Warrants and the conversion of the Note), consisting of:

(i)

3,051,357 outstanding common shares held by Stephen Seymour: (a) in his personal capacity, as to 1,155,600 common shares; (b) as co-trustee of a trust, as to 1,575,000 common shares; and (c) jointly with his wife, as to 320,757 common shares;

	(ii)	250,000 common shares issuable within 60 days hereof upon the exercise of the Options;

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	(iii)	1,130,000 common shares issuable within 60 days hereof upon the exercise of the Warrants; and
	(iv)	371,250 common shares issuable upon conversion of outstanding principal and accrued interest under the Note, as at December 31, 2005.
B.	Power to Vote and Dispose. The Reporting Person has the direct power to vote and direct the disposition of the shares of the Issuer held by the Reporting Person as disclosed in Item 5.A.
C.

Transactions Within the Past 60 Days.

The Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

D.	Certain Rights of Other Persons. Not applicable.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Save and except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2006	/s/ Stephen Seymour ___________________________________ STEPHEN SEYMOUR